Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel : 416 979-1991 Fax : 416 979-5893 www.denisonmines.com

July 28, 2015

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC, U.S.A.

20549

Re:	Denison Mines Corp.
Form 40-F for the fiscal year ended December 31, 2014
Filed March 12, 2015
File No. 001-33414

Dear Ms. Jenkins:

We are writing in response to your letter dated July 23, 2015 in which you provide further comments on the Form 40-F of Denison Mines Corp. (“Denison”) for the fiscal year ended December 31, 2014 and our response letter dated June 24, 2015.

We are pleased to provide the following responses to your questions.

Exhibit 99.3 Financial Statements for the Years Ended December 31, 2014 and 2013

11. Property and Equipment, page 20

1.	Part I

As required by IFRS 6, the Company regularly assesses its exploration properties for impairment, when facts and circumstances suggest that the carrying amount of a particular property may exceed its recoverable amount. As part of this assessment, the Company reviews M&A transactions that may have occurred in the uranium market for similar properties with resources in the same regions that the Company operates in. The purpose of this review is to identify observable market based valuation evidence that may indicate that the Company’s carrying value of its projects may not be recoverable and therefor require an impairment test to be performed in accordance with IAS 36. Under IFRS 6, there is no explicit requirement to identify and evaluate comparable M&A transactions, however management considers such data to be a good indicator of impairment for such properties, if and when it is available.

During 2014, and for the period subsequent to year end through to the date of issuance of the December 31, 2014 financial statements, the Company did not identify any M&A activity in the region for similar properties, and therefore management’s assessment of possible indicators did not include any comparable market transactions. As such, management considered other factors in its evaluation for impairment triggers for these properties, as discussed in Denison’s response to your first letter, dated June 24, 2015.

Part II

The Company acknowledges that it has reduced spending on exploration and evaluation activities on its properties in the region, however this action is not based on a decision to “discontinue” exploration and evaluation activities in this region. In fact, Denison’s budget for its African segment for 2015, and on these properties in particular, is forecast to be US$2.3 million.

Management’s budget includes expenditures required to keep the exploration licenses in good standing, and also includes furthering exploration of the properties.

The main budgeted activities at these sites include:

•

Zambia: A trenching program to follow up on geochemical anomalies generated from soil and radon surveys. These trench bedrock samples were sent to laboratories in Johannesburg, South Africa, for multi-element analysis, including uranium content. Geochemical soil and radon surveys will also be undertaken.

•

Mali: Completion of a NI43-101 compliant resource estimation. In addition, airborne EM, magnetic and radiometric surveying and a ground follow-up program (prospecting and soil sampling) has been undertaken.

•	Namibia: Application for a renewal of the exploration licenses in Namibia will shortly be initiated, as the Company does not intend to “discontinue” activities on the property.

Denison has not abandoned any of these properties and therefore continues to maintain administrative and camp facilities necessary for its African operations to carry out ongoing exploration work programs.

We hope that the foregoing responses adequately address the SEC’s further comments on our response letter dated June 24, 2015 and on our Form 40-F. We would be pleased to address any questions you may have on the foregoing or any further comments you may have. I can be reached at 416-979-1991, ext. 362.

Yours very truly,

DENISON MINES CORP.

David Cates, President and C.E.O.

cc:	Brian McAllister, SEC Staff Accountant
Ron Hochstein, Denison Executive Chairman
Mac McDonald, Denison VP Finance and C.F.O.
Sheila Colman, Denison VP Legal
Catherine Stefan, Denison Chair of the Audit Committee
Craig Moffat, PwC Toronto Partner
Chris Cummings, Paul Weiss LLP Partners

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